50 Fremont Street	MAILING ADDRESS
San Francisco, CA 94105	P. O. Box 7880
Tel 415.983.1000	San Francisco, CA94120
Fax 415.983.1200	www.pillsburylaw.com

March 5, 2007

Linda C. Williams

Phone: 415.983.7334

linda.williams@pillsburylaw.com

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0510
Attention:	Edward M. Kelly, Senior Counsel
Jennifer R. Hardy, Legal Branch Chief

Re:	Headwaters Incorporated
Registration Statement on Form S-4
Filed January 18, 2007
File No, 333-140067
Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and other Exchange Act reports incorporated by reference
File No. 1-32459

Dear Mr. Kelly and Ms. Hardy:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated February 13, 2007. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. We also enclose for your convenience a marked copy of pre-effective Amendment No. 1 to the Registration Statement on Form S-4.

S-4

Registration Statement’s Facing Page

1.

Headwaters may not use Rule 416 of Regulation C under the Securities Act to register an indeterminate number of shares of common stock resulting from conversion of the notes because the conversion rate is not “similar” to an anti-dilution provision. Rather, Headwaters must make a good faith estimate of the maximum number of shares of common stock that it may issue on conversion of the notes to determine the number of shares of common stock to register. If the

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number of registered shares of common stock is less than the actual number of shares of common stock issued, Headwaters must file a new registration statement to register the additional shares of common stock. Headwaters may use Rule 462(b)(1) of Regulation C under the Securities Act, if available, for this purpose.

Response: The Company made changes to address the Staff’s comments.

Documents Incorporated by Reference, page ii

2.	It appears that you are providing disclosure under Item 10 of Form S-4. If so, please revise to include all documents required to be incorporated by Item 11 of Form S-4.

Response: The Company made changes to address the Staff’s comments.

3.	Include the Commission’s filing number for filings made by Headwaters under the Exchange Act.

Response: The Company made changes to address the Staff’s comments.

4.	Revise the first paragraph to include the current address of the Commission’s public reference room. See Item 11(c)(2) of Form S-4.

Response: The Company made changes to address the Staff’s comments.

Prospectus’ Outside Front Cover Page

5.	The text is extremely difficult to read because of the small typeface. Except for footnotes, the typeface should be uniform throughout the document. See Rule 420 of Regulation C under the Securities Act. Review carefully the disclosure on the prospectus’ outside front cover page, and state as concisely as possible the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, it does not appear that information on the circumstances for redemption and repurchase or information on the notes’ ranking is required on the prospectus’ outside front cover page. Also, please use bullet points instead of imbedded lists of information.

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Response: The Company made changes to address the Staff’s comments; from a stylistic standpoint, the Company thought that bullet points were not needed with the larger type and better spacing.

Purpose of the Exchange Offer, page 2

6.	Indicate the number of shares that the exchange will reduce in Headwaters’ fully diluted earnings per share calculation, assuming full participation in the exchange.

Response: The Company made changes to address the Staff’s comments.

Conditions to Exchange Offer, page 3

7.	Disclosure that the exchange offer is subject to customary conditions, which Headwaters may waive, including that the registration statement and any post-effective amendment to the registration statement covering the new securities be effective, is inconsistent with disclosure under (c) on page 49 that the condition relating to the registration statement’s effectiveness may not be waived. Please reconcile the disclosures.

Response: The Company made changes to address the Staff’s comments.

Taxation, page 5

8.	Please delete the statement beginning “we intend to take the position,” and instead disclose counsel’s opinion. Also identify counsel here and on page 25.

Response: The Company made changes to address the Staff’s comments. The Company clarifies that the discussion of U.S. federal income tax law and legal conclusions with respect thereto represents the opinion of its legal counsel. The Company believes that it is more complete and accurate disclosure to describe the absence of directly applicable judicial or administrative authority with respect to the tax treatment of the exchange and the resulting uncertainty; while legal counsel has provided an opinion regarding the disclosure, it cannot opine definitively as to the ultimate federal income tax consequences of the exchange because of this uncertainty.

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Material Differences Between the Old Securities and the New Securities, page 7

9.	We note the material differences between the old securities and new securities which include “net share settlement” upon conversion of the notes, payment of make whole premiums, and a modification of the definition of “fundamental change” for corporate transactions. Tell us and disclose how you are accounting for these differences which appear substantial and how your Form 10-K for the year ended September 30, 2006 and your Form 10-Q for the quarter ended December 31, 2006 take into account the changes made to the old securities. Also tell us how your accounting for the differences between the old securities and new securities complies with EITF 96-19.

Response: The proposed exchange transaction has not yet occurred. Accordingly, the Company’s Form 10-K and Form 10-Q do not describe the accounting for the exchange transaction. The Company has performed an analysis of the required accounting to be used once the transaction is consummated, as described in the following paragraphs and in our responses to comments 35 and 36.

EITF 96-19 states “From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows … under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” If the change in present value is greater than 10%, the modification is treated as a debt extinguishment and any related debt issuance costs from the original debt are immediately expensed. If the change is less than 10%, the modification is not treated as a debt extinguishment and any remaining debt issuance costs from the original debt plus any additional fees are amortized over the term of the modified debt.

Pursuant to EITF 96-19, “Cash flows can be affected by changes in principal amounts, interest rates, or maturity. They can also be affected by fees exchanged between the debtor and creditor to effect changes . . .” in various features of the debt. In the case of the Company’s proposed exchange offer, the net share settlement feature, payment of make whole premiums, and the modification of the definition of fundamental change for corporate transactions are all changes in features of the debt. The Company’s cost to effect these changes if the exchange offer is consummated and assuming full participation, is expected to be approximately $431,000.

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Using a cost of $431,000 yields a change in the present value of the remaining cash flows of only 0.25%; therefore, the modified debt will not be “substantially different” from the original debt instrument. The $431,000 in additional fees will be amortized as an adjustment to interest expense over the remaining term of the modified debt instrument. Other costs such as legal will be expensed as incurred. Another change in accounting that will be reflected in periods subsequent to consummation of the debt exchange will be a reduction in the number of shares included in the diluted EPS calculation. Currently, 5,750,000 shares of stock are included, which amount will be eliminated assuming full participation. At such time as the Company’s share price exceeds the conversion price, the appropriate consideration will be given in the diluted EPS calculation to the net shares that could be issued upon assumed conversion.

10.	Remove the statement in the first paragraph that the table is qualified in its entirety by the documents governing the old securities and the new securities. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

Response: The Company has revised the disclosure to qualify the description of the Old Securities and the New Securities by the Indentures and forms of Notes that govern the Old Securities and the New Securities which are required to be filed as exhibits to the Form S-4.

Payment upon conversion, page 9

11.	To make the disclosure easier for securityholders to read and comprehend, consider using separate bullet points rather than (i), (ii), (1), and (2) in the paragraphs under “New Securities” on pages 9-12 and in the first paragraph under “Payment upon conversion” on page 17. Consider also using shorter paragraphs for the same reason here and also under “Settlement upon Conversion upon Certain Corporate Transactions” on pages 7-8 and “Conversion Rate Adjustment upon Certain Fundamental Changes” on pages 12-13. Please also consider providing an example.

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Response: The Company made changes to address the Staff’s comments.

Conversion Rate Adjustment upon Certain Fundamental Changes, page 12

12.	This disclosure is confusing. Please consider providing an example.

Response: The terms of the New Securities are complex and thus a discussion of the provisions of the New Securities is also complex. The Company believes that it is important to set forth all of the terms of these important differences and therefore do not believe we can summarize them further without eliminating important detail. Further, the Company believes this disclosure is comparable to what other issuers disclose in comparable transactions and believes this type of disclosure is what investors are accustomed to seeing in similar offerings. However, the Company has made some language changes and reformatted the disclosure which it believes should make it easier to review. Given the different types of circumstances under which a fundamental change could occur, the Company believes that an example would be confusing because it would necessarily be limited to a specified set of facts.

Conversion Rights, page 16 and Repurchase at the Option of the Holder upon a Fundamental change, page 19

13.	Expand the disclosures to indicate that Headwaters may have insufficient funds to repay the indebtedness and repurchase the new securities or make cash payments upon their conversion.

Response: The Company made changes to address the Staff’s comments.

Conversion Rate. page 17

14.	This disclosure is confusing. Please consider providing an example.

Response: The Company believes this disclosure is comparable to what other issuers disclose in comparable transactions and believes this type of disclosure is what investors are accustomed to seeing in similar offerings. However, the Company has made certain changes in response to the Staff's comments. Again, the Company believes that an example here would be confusing because of the different ways in which a fundamental change could arise.

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Subordination, page 19

15.	State the amount of debt that the new securities are equal to in right of payment as of the date of the latest balance data in the prospectus. Disclose also the maximum amount of additional debt that Headwaters may issue that ranks senior to the new securities as of the latest balance sheet data in the prospectus.

Response: The Company made changes to address the Staff’s comments.

U.S. Federal Income Taxation, page 19 and Material U.S. Federal Income Tax Considerations, page 76

16.	The word “generally” may imply that Headwaters has not disclosed all material U.S. federal income tax consequences and holders of the new securities cannot rely on the disclosures. Thus delete the word “generally” in the:

•	First full paragraph on page 20.

•	Fifth paragraph on page 77.

•	Fifth full paragraph on page 80.

•	Second and fourth full paragraphs on page 81.

•	Last paragraph on page 82.

•	First and third full paragraphs on page 83.

Delete also the word “general” in the first paragraph on page 76, the words “In general” in the second paragraph on page 77, and the word “certain” in the third paragraph on page 77 for the same reason.

Response: The Company made changes to address the Staff’s comments.

Summary of Financial Information page 22

17.	We have these comments on your use of EBITDA:

•	Based on your disclosures, it is unclear whether you also use EBITDA to evaluate your liquidity. We note your disclosure that “EBITDA is

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provided to enhance the user’s overall understanding of your ability to service your debt” Please delete this statement and all other references to EBITDA as a liquidity measure unless you use this non-GAAP measure in this manner. If you do use the non-GAAP measure EBITDA as a liquidity measure, please revise your disclosures to clarify this fact and reconcile your non-GAAP liquidity measure to your most directly comparable GAAP liquidity measure.

•

On your use of EBITDA as a performance measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

The economic substance behind your decision to use such a measure.

The material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure.

The manner in which you compensate for these limitations when using the non-GAAP measure.

Response: The Company has deleted the disclosure of EBITDA and all statements related to its use of EBITDA in the Form S-4. As the Company has reduced its debt levels over the past several years, it has determined that the significance of EBITDA has diminished and currently its only significant use (internally or externally) is for calculating the leverage ratio as defined in its senior debt covenants.

The Company has historically presented EBITDA in its quarterly earnings releases, including the earnings release included as an exhibit in its Form 8-K filed on January 30, 2007. In future earnings releases, the Company will delete all references to EBITDA as either a liquidity measure or a performance measure and disclose that EBITDA is being presented (in the press release) solely to allow computations of the required senior debt leverage ratio.

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Risk Factors, page 23

18.	The first paragraph states that “The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.” Since Headwaters must disclose all risks that it believes are material, delete this language.

Response: The Company made changes to address the Staff’s comments.

19.	In the first risk factor on page 24, please quantify Headwaters’ outstanding debt and annual debt service requirements.

Response: The Company made changes to address the Staff’s comments.

20.	In the first risk factor on page 34, identify Tapco’s three significant customers. See Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company made changes to address the Staff’s comments.

Forward-Looking Statements, page 41

21.	Since the registration statement relates to a tender offer, Headwaters is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)((2)(C) of the Securities Act and section 21E(b)(2)(C) of the Exchange Act. Delete the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995.” Alternatively, state explicitly that Headwaters is ineligible to rely on the safe harbor provision for forward-looking statements made in connection with the exchange offer.

Response: The Company made changes to address the Staff’s comments.

Common Stock, page 46

22.	State whether common stockholders have cumulative voting rights.

Response: The Company made changes to address the Staff’s comments.

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Conditions to the Exchange Offer, page 48

23.	We note in the first paragraph that Headwaters reserves the right to terminate or amend the exchange offer if an event, development, or circumstance makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the new securities. Since Headwaters may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer’s expiration, revise to indicate that all conditions to the exchange offer other than those subject to governmental approval must be satisfied or waived before the exchange offer’s expiration.

Response: The Company made changes to address the Staff’s comments.

24.	The bidder may not condition the exchange offer on a factor or factors within its control. Thus, revise the second bullet point statement on page 48 that lists generic conditions to clarify with specificity what event or events would trigger the condition.

Response: The Company has revised the second bullet point statement on page 48 to exclude actions or events under its control.

25.	If Headwaters decides to waive any of the conditions, Headwaters must announce expressly its decision in a manner reasonably calculated to inform securityholders of the waiver. Provide us your views on whether waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of the waiver.

Response: The Company notes the Staff’s comment and confirms it will provide proper notice of a waiver of any of the conditions to the exchange, and that it will ensure at least five business days remain in the offer period after any such notice is provided.

Expiration Date; Extensions; Amendments, page 49

26.	We note Headwaters’ reservation of the right to extend the exchange offer. State that the notice will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-l(d) under the Exchange Act.

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Response: The Company notes the Staff’s comment and confirms that any notice to extend the exchange offer will include the number of securities tendered as of the date of such notice as required by Rule 14e-1(d) under the Exchange Act. The Company has added disclosure to address this point.

General, page 56

27.	We note this disclosure in the first paragraph:

“The New Securities are convertible into (i) cash in an amount equal to the sum of the amounts calculated for each of the 20 trading days during the observation period (as described herein) of the lesser of the daily conversion value (as described herein) and $50 (representing 1/20thth of $1,000) and (ii) at our option, cash, common stock or a combination thereof, in an amount equal to the sum of the amounts calculated for each of the 20 trading days during the observation period of any excess of the daily conversion value above $50.”

This disclosure is extremely difficult to read and comprehend. Please revise. Also consider including an example that illustrates how the conversion calculation operates.

Response: The Company made changes to address the Staff’s comments.

Repurchase at Option of the Holder Upon a Fundamental Change, page 68

28.	Refer to (2) under fundamental change on page 68. Quantify the words “substantially all” as used here and elsewhere for Headwaters’ assets. Alternatively, provide disclosure of the words’ established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences of the uncertainty on securityholders’ ability to determine whether a sale of substantially all of Headwaters’ assets has occurred.

Response: The Company has added disclosure regarding the use of the phrase “all or substantially all” of its consolidated assets in the definition of “fundamental change” to indicate there is no precise, established definition of this phrase under applicable law and that the ability of a holder of the New Securities to require the Company to purchase New Securities as a result of the conveyance, transfer, sale, lease or other disposition of less than all of the Company’s assets may be uncertain.

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U.S. Federal Income Tax Treatment If Tax Exchange, page 77

29.	In the first paragraph’s last sentence and the second paragraph’s second sentence, explain why you are unable to provide “will” and “will have” conclusions rather than “should” and “should have” conclusions. Disclose any resulting risks to securityholders.

Response: The Company made changes to address the Staff’s comments. The Company clarifies that some uncertainty exists regarding the particular U.S. federal income tax consequences described due to the lack of directly applicable judicial or administrative authority. The third paragraph of this section describes the tax treatment if the exchange is considered to be a Tax Exchange but not a tax-free recapitalization, which may or may not be deemed to be “risks” by the holders of the New Securities.

Legal Matters, page 84

30.	Clarify that counsel will opine on the enforceability of Headwaters’ obligations under the notes.

Response: The Company made changes to address the Staff’s comments.

Exhibit 5.1

31.	We note the statement that “This opinion is limited to matters governed by the General Corporation Law of the State of Delaware...,” Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Response: Your understanding is correct. The Company has re-filed the legal opinion as Exhibit 5.1 with this additional language set forth in the opinion.

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Undertakings, page II-2

32.	Provide the undertakings required by Item 512(a) of Regulation S-K.

Response: The Company made changes to address the Staff’s comments.

10-K

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

33.	We note your disclosure on page F-7 that the application of FASB Interpretation No. 46, as revised, did not have a material effect on Headwaters’ consolidated financial statements as of and for the year ended September 30, 2006. We further note disclosures throughout your Form 10-K on investments in joint ventures that are accounted for under the equity method, specifically your investment with Great River Energy and Degussa AG, Tell us how you considered the guidance in FIN 46R in determining whether or not your investments in any of these entities should be consolidated. Be as detailed in your response as necessary, making specific reference to the authoritative accounting literature to support your conclusions. Your response should include your consideration of individual investments, including your ownership interest (%), and how you concluded that accounting under the equity method was appropriate.

Response: The Company has three investments for which it is using the equity method of accounting. Two are joint ventures with Degussa AG (referred to as Degussa Germany and DHK) and one is a joint venture with Great River Energy (Blue Flint). As of December 31, 2006, the Company’s investments in these three joint ventures total $27.9 million, or less than 2% of total consolidated assets. The following paragraphs summarize the Company’s consideration of FIN 46R with regard to each of the three joint ventures.

Degussa Germany – This joint venture is owned 50-50 by Degussa AG and Headwaters. Voting rights are also shared equally. The Company’s investment in this joint venture is $3.2 million as of December 31, 2006. The joint venture’s primary purpose is research and development (related to the commercialization of direct synthesis hydrogen peroxide), and its primary assets consist of a demonstration plant and intangible assets related to the technologies contributed by the investors at inception. The joint venture has no goodwill.

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The Company determined that this joint venture is a variable interest entity (“VIE”) because the equity investment in the joint venture is not sufficient to fund its operations without additional support from the investors (see ¶5.a. of FIN 46R). Due to immateriality, a comprehensive analysis of whether the Company is the primary beneficiary has not been performed and the joint venture has not been consolidated. If the Company was determined to be the primary beneficiary and the joint venture was consolidated, long-term assets in the Company’s balance sheet would be increased by $3.2 million, and a corresponding amount of minority interest would be recorded. This amount is de minimus compared to other assets and total assets on a consolidated basis (more than $1.1 billion and $1.6 billion, respectively).

The effect of consolidation on reported results of operations would likewise be immaterial. Net expense recorded under the equity method of accounting for the year ended September 30, 2006 was approximately $1.0 million. Consolidation for the year 2006 would have increased research and development expense by $1.0 million, with a corresponding amount recorded for minority interest and no effect on net income. Such amounts are de minimus compared to the Company’s total costs and expenses of more than $900 million for the year. Degussa Germany does not have any material obligations or other commitments. It is very unlikely that the Degussa Germany joint venture will become material in future periods, but if that does occur, the Company will complete the analysis to determine the primary beneficiary and re-evaluate the need to consolidate.

DHK – This joint venture is also owned 50-50 by Degussa AG and the Company. Voting rights are shared equally. The Company’s investment in this joint venture is $15.8 million as of December 31, 2006. The joint venture’s primary assets consist of a hydrogen peroxide manufacturing facility in Korea and its primary purpose now and in the future is to own and operate that facility.

The Company has determined that this joint venture is not a VIE due to the “business exception” described in ¶4 of FIN 46R. Part h. of that paragraph states the following:

“An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist . . .”

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The Company evaluated the criteria under Appendix C to FIN 46R and determined that DHK meets the definition of a business. Appendix C defines a business as “. . . a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues . . . and must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.” DHK meets this definition in that it produces hydrogen peroxide for sale in an ongoing, sustainable business operation. The hydrogen peroxide production process includes the purchase of raw materials, the employment of production employees and all other normal processes generally associated with operating a business. Hydrogen peroxide is a commodity sold throughout the world.

As indicated in the cited section of FIN 46R ¶4.h. above, there are conditions that preclude a reporting enterprise from using the business exception. DHK’s status for each of these conditions is addressed in the following paragraphs.

(1)	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee. DHK Status: This exception is not applicable because DHK is an operating joint venture under joint control of Degussa AG and the Company (see NOTE A below).

(2)	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties. DHK Status: DHK was established as a business for the production and sale of hydrogen peroxide. The Company does not have any other hydrogen peroxide facilities and the Company does not purchase hydrogen peroxide from DHK. This exception is not applicable.

(3)	The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of

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subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity. DHK Status: DHK was and will continue to be funded equally by Degussa AG and the Company. This exception is not applicable.

(4)	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. DHK Status: The assets of DHK are used in the production and sale of hydrogen peroxide. This exception is not applicable.

Because DHK is not a VIE and control of DHK does not reside with the Company (since both partners have equal voting rights and control over the joint venture), the Company is accounting for it using the equity method.

NOTE A: The Company believes DHK is under joint control because (1) the entity is under the joint control of the venturers and (2) the venturers are able to exercise control of the venture through their equity investments. The following points support this conclusion:

•	As outlined in the DHK joint venture agreement, Degussa and the Company are and shall be the sole members of DHK and shall participate in DHK on an equal basis.

•	The members of DHK shall have preemptive rights with respect to issuance of additional units in DHK.

•	Ownership of DHK is shared equally between Degussa and the Company.

•	Voting is shared equally between Degussa and the Company with each member having the right to elect three representatives to the Board of Directors.

•	Board of Directors resolutions must be unanimous.

Blue Flint – This joint venture is owned 49% by Great River Energy and 51% by the Company; however, voting rights are shared equally. The Company’s investment in this joint venture is $8.9 million as of December 31, 2006. The joint venture’s primary assets consist of an ethanol plant that has recently been completed and is now in the operational start-up phase. Blue Flint’s primary purpose now and in the future is to own and operate that plant.

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The Company has determined that this joint venture is not a VIE because Blue Flint does not meet any of the three conditions outlined in FIN 46R (see ¶5). A summary of these conditions and the Company’s analysis of Blue Flint’s facts and circumstances with regard to each are addressed in the following paragraphs.

1. Adequate at-risk equity. The entity does not have adequate at-risk equity to permit the entity to finance its activities without additional subordinated financial support provided by any parties. Blue Flint Status: Blue Flint has subordinated debt, but its at-risk equity was deemed adequate to absorb expected losses. This conclusion was based on a fair value assessment of Blue Flint at inception using procedures established in FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements (CON 7)”. CON 7 requires expected cash flows to be derived by projecting multiple possible outcomes and assigning each possible forecast a probability weight. Because risk is factored into the present value assessment through multiple scenarios, a risk-free investment rate was used to calculate the present value for each forecast. The Company’s analysis indicated at-risk equity was greater than the sum of expected losses, and as a result, Blue Flint is not a VIE under Condition No. 1.

2. Decision-making ability and obligations of owners. The equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, b) the obligation to absorb the expected losses of the entity, or c) the right to receive the expected residual returns of the entity. Blue Flint Status: Blue Flint does not meet Condition No. 2 for VIE status since Great River Energy and Headwaters together share 100% of the voting rights, have obligations to absorb losses, and have the right to receive the residual returns of Blue Flint. There are no guarantees, options or other arrangements that remove the first dollar risk of loss from the holders of the equity investment at risk. There are no arrangements that cap the equity holders’ rights to receive expected returns.

3. Anti-abuse clause. The entity is considered a VIE if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Blue Flint Status: Blue Flint does not meet Condition No. 3 for VIE status because part (ii) of the above test is not met due to the fact that substantially

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all of Blue Flint’s activities are not conducted on behalf of either of the two equal owners. Substantially all of Blue Flint’s activities relate to the production and sale of ethanol for the purpose of providing a return to the two owners based on Blue Flint’s earnings. Blue Flint does not sell its products (ethanol and distilled grains) to either of the two owners and neither of the two owners receives any other material benefits from Blue Flint.

Based on the Company’s analysis as summarized above, Blue Flint is not a VIE. ARB No. 51, as amended by SFAS No. 94, indicates that “The usual condition for a controlling financial interest is ownership of a majority voting interest . . .” Because the Company does not have a majority voting interest and because control of Blue Flint does not reside with the Company, the Company is accounting for Blue Flint using the equity method.

Note 3. Segment Reporting, page F-11

34.	We note that your alternative energy segment has experienced a decrease in net income during 2006 and the first quarter of fiscal 2007 and may be significantly impacted by the expiration of tax credits in 2007. Please tell us the amount of goodwill, other intangible assets, and fixed assets at this segment. If material, please tell us your consideration of these factors in performing your annual goodwill impairment tests. Please also tell us whether you tested the intangible and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144.

Response: As of December 31, 2006, the alternative energy segment goodwill was $4.3 million, other intangible assets were $6.8 million, and fixed assets were $25.8 million. These amounts comprise 1%, 3% and 12%, respectively, of the consolidated totals.

As described in more detail in Note 3 to the Company’s September 30, 2006 financial statements, the alternative energy segment consists of: 1) the Company’s legacy coal-based solid alternative fuels business (“Legacy Business”), and 2) several newer initiatives (“Newer Businesses”). There is no goodwill and only $0.2 million of other intangible assets in the Legacy Business, the reporting unit that will be impacted by the expiration of tax credits in 2007; therefore, the expiration of tax credits was not a factor in performing the Company’s annual

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goodwill impairment testing. All intangible assets and fixed assets in the Legacy Business (approximately $1.0 million) will be fully amortized as of December 31, 2007, the expiration date of the tax credits, and there is no impairment of any long-lived assets in the Legacy Business. In addition, the fair value for the alternative energy reporting unit with goodwill exceeded its carrying value by $29 million.

Paragraph 8 of SFAS No. 144 provides guidance as to events or conditions that may require long-lived assets to be tested for recoverability. The Company did not note any such conditions or events that would indicate potential recoverability issues for the Newer Businesses.

Note 8. Liabilities—Convertible Senior Subordinated Notes, page F-16

35.	Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the contingent conversion features for your $172.5 million of 2.875% convertible senior subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, which appears to be the case for the credit rating contingency and the bond rating contingency, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. Please tell us how you considered this and all other remaining provisions in analyzing whether the convertible debentures qualify as conventional convertible debt. Please provide a similar analysis of the $135.0 million 2.50% convertible notes issued on January 16, 2007.

Response:

2.875% Convertible Notes and 2.50% Convertible Notes

At the inception of each of these notes, the Company recognized these were hybrid instruments containing a debt host contract and one or more embedded derivatives. The Company noted that paragraph 12 of SFAS 133 requires

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consideration of embedded derivatives within the host contract. The Company identified contingent conversion provisions as potential embedded derivatives requiring bifurcation from the host with separate accounting recognition. These contingent conversion provisions are addressed in this response to your Question 35; other provisions of the host contract are addressed in our response to your Question 36 below.

Paragraph 12 of SFAS 133 requires an embedded derivative to be separated from the host contract if three conditions are met. The economic characteristics of the contingent conversion features are not clearly and closely related to the debt host contract and, therefore, the paragraph 12(a) test is met. The convertible notes are not marked to market in their entirety each period with changes in fair value reported in earnings and, therefore, the paragraph 12(b) test is met. The Company’s analysis centers on paragraph “c” which requires evaluation of paragraphs 6 through 11 of SFAS 133 to determine if the embedded derivative treated as a stand-alone instrument would be subject to the requirements of SFAS 133. If paragraph “c” conditions are not met, the instrument is not bifurcated from the host contract.

The Company evaluated each of the contingent conversion provisions, as discussed below, considering the conditions specified in paragraph 11(a) and noted that all of the contingent conversion provisions are indexed to its own stock. Specifically, EITF 01-6 indicates instruments within its scope are considered indexed to a company’s own stock “provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock…, or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA…of the issuer, net income of the issuer, or total equity of the issuer) and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock” (paragraph 5).

•

The Market Price Condition is only operative if the Company’s common stock trades at specified levels for a defined period. If the Market Price Condition becomes operative, the settlement amount is based solely on the Company’s common stock.

•

The Trading Price Condition is affected by both share price and fair value of the note, and the fair value of the note depends at least somewhat on interest rates. However, since share price and interest rates are inherent in the pricing of the note at issuance, the Company does not believe

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bifurcation of a parity trigger under EITF 00-6 would be appropriate because to do so would infer that stock prices and interest rates cannot co-exist and all conversion options would have to be bifurcated. Conversion upon the Trading Price Condition is settled based solely on the Company’s common stock.

•

Upon Notice of Redemption by the Company holders of the 2.875% Convertible Notes may convert the notes. Notice of Redemption may be at any time on or after June 1, 2007 and prior to June 4, 2011 if the closing sale price of the Company’s common stock exceeds 130% of the conversion price for a specified period; subsequent to June 4, 2011, Notice of Redemption can occur at any time prior to maturity. The Notice of Redemption is not based on an observable market or index, except for the closing sale price limit related to the Company’s common stock. Upon conversion after a Notice of Redemption, the settlement amount is based solely on the Company’s common stock. In connection with the Notice of Redemption, the Company will pay holders of the notes a Make Whole payment. See the response to Question 36 below for further discussion.

•

The Credit Ratings Event of the 2.875% Convertible Notes is also indexed to the Company’s common stock within the meaning of EITF 01-6 as the Company believes any credit rating assigned is calculated or measured by ratings agencies by reference to the Company’s reported financial condition, results of operations and cash flows and its expected future cash flows. Furthermore, as indicated in the Working Draft AICPA Technical Practice Aid , Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity Related Financial Instruments Task Force (Working Draft Based on Existing Authoritative Literature as of December 1, 2006), “it is understood (based on the convertible debt example in paragraph 199 of SFAS 133) that, solely for purposes of evaluating whether an embedded conversion option meets the scope exception in paragraph 11(a), a conversion option can be considered indexed to the company’s own stock, even though its value may also be affected by changes in interest rates and the issuer’s credit (that is, because the holder tenders the debt instrument upon exercise, rather than paying the exercise price of the embedded equity call option in cash).” After any Credit Ratings Event, the settlement amount of the notes is based solely on the Company’s common stock.

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•

Upon Specified Corporate Transactions holders may convert the notes. These transactions include items such as being party to a consolidation, merger, binding share exchange, sale of all or substantially all of the Company’s assets, certain distributions and specified fundamental changes. In each case, these events are not based on an observable market or an observable index, other than the market for the Company’s common stock, and once the events have occurred, the settlement amount is based solely on the Company’s common stock.

As noted above, the five contingent conversion provisions are indexed to the Company’s common stock and, therefore, meet requirement (1) of SFAS 133 paragraph 11(a). To determine if requirement (2) was met, the Company further evaluated the provisions of EITF 00-19 (consistent with SFAS 133 paragraphs 11(a), requirement (2), and 12(c)) to determine if the contingent conversion features would be classified in stockholders’ equity as stand-alone contracts. The Company believes the EITF 00-19 paragraph 4 exception for conventional convertible debt is not clearly met by either instrument; as such, the Company’s analysis of paragraphs 12 through 32 of EITF 00-19 for both the 2.875% Convertible Notes and the 2.50% Convertible Notes is summarized in the following table.

The EITF 00-19 analysis that follows contemplates each the following triggers that were analyzed under EITF 01-6 above: Market Price Condition, Trading Price Condition, Notice of Redemption (2.875% Convertible Notes only), Credit Ratings Event (2.875% Convertible Notes only) and Specified Corporate Transactions.

EITF 00-19 Requirements	Paragraphs	Applicability to our Convertible Notes
Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company.	12-13	There are no provisions that require the conversion spread to be net settled in cash, except for in limited circumstances in which holders of the underlying shares also receive cash as further discussed in paragraphs 27-28 below.

The contract permits the Company to settle in unregistered shares.	14-18	The notes and common stock issuable upon conversion have not been registered under the Securities Act, relying on the exemption available under Rule 144A. As a result, the notes and the common stock issuable upon conversion cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

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Furthermore, the terms of the note do not require
settlement in registered shares. However, the Company
has entered into a registration rights agreement with the
purchasers pursuant to which the Company is only
required to use commercially reasonable efforts to cause
the registration statement to be declared effective and to
		maintain effectiveness for the proscribed period of time.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	19	At the issuance of our 2.875% Convertible Notes, the Company had 50,000,000 authorized shares with outstanding and reserved for option exercise shares of less than 40,000,000 shares. The 2.875% Convertible Notes required an additional share reserve of 5,750,000. At the issuance of the 2.50% Convertible Notes, the Company had 100,000,000 authorized shares with outstanding and reserved for option exercise shares of less than 50,000,000 shares. The convertible notes required an additional 12,750,000 shares, including the maximum fundamental change make whole shares, to be authorized and unissued and the written call option required an additional 5,500,000 shares. These amounts are less than the remaining available amounts. There are no other existing commitments that require issuance of stock through the maturity date of the notes.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	20-24	Based on the terms of the convertible notes, the conversion rate is initially limited to a specified number of shares per $1,000 principal amount of the notes. The notes require adjustments to the conversion rate under specific circumstances, but the maximum conversion rate resulting from such adjustments is limited. Other conversion rate adjustments are under the exclusive control of the Company; therefore, the debt agreement contains an explicit limit on the number of shares.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	25	There are no such provisions in the convertible notes. Refer to the discussion of Registration Rights in our response to your question 36.

There are no required cash payments to the counterparty	26	There are no such provisions in the convertible notes.

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if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	27-28	The convertible notes require net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares (i.e., cash merger).

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	29-31	There are no such provisions in the convertible notes.

There are no requirements in the contract to post collateral at any point or for any reason.	32	There are no such provisions in the convertible notes.

Each of the notes’ contingent conversion provisions meet the requirements of paragraphs 12 through 32 of EITF 00-19 to be classified as equity; as such, no further consideration under SFAS 133 is required as these provisions fail the paragraph 12(c) requirement given they would receive an exception from SFAS 133 under paragraph 11(a) if freestanding.

36.

Please provide us a thorough analysis of all the provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives under SFAS 133. For embedded derivatives identified through this analysis, such as make whole provisions and

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redemption features, please provide us an analysis of their accounting treatment under SFAS 133 and EITF 00-19, Please provide a similar analysis of the $135.0 million 2.50% convertible notes issued on January 16, 2007.

Response: The following is an analysis of the additional provisions of the Company’s convertible debenture instruments (2.875% Convertible Notes and 2.50% Convertible Notes) not addressed in the response to your Question 35 and an analysis of whether they should be bifurcated from the host and given separate accounting recognition under SFAS 133.

2.875% Convertible Notes

Interest Make Whole Provision: The Company evaluated this provision in connection with the Notice of Redemption by the Company, which constitutes a call option. In the event the Company redeems all or any portion of the notes on or after June 1, 2007 and prior to June 4, 2011, the Company will make a “make whole” payment equal to the present value of all remaining scheduled payments of interest on the notes to be redeemed through June 1, 2011. Paragraph 61(d) of SFAS 133 indicates a call option on a debt instrument is considered clearly and closely related, unless both “(1) the debt involves a substantial premium or discount…and (2) the…call is only contingently exercisable, provided the call options…are also considered to be clearly and closely related to the debt host contract under paragraph 13.” The Company applied the four step guidance in Statement 133 Implementation Issue No. B16 as follows: Step 1 – The amount paid upon settlement is not adjusted based on changes in an index; Step 2 – N/A; Step 3 – The debt involves a substantial premium as the present value of remaining interest payments is paid upon Notice of Redemption (which is approximately 110% of par based on the earliest possible redemption date of June 1, 2007 and the present value of the required payments); Step 4 – The call accelerates the repayment of debt and the provision is deemed not clearly and closely related to the debt instrument. As the debt involves a substantial premium under these circumstances, this provision must be bifurcated from the host contract and recorded at fair value. The fair value of this provision continues to be de minimus and the Company has not provided accounting recognition for it in its financial statements.

Contingent Interest: Holders of the notes are entitled to additional interest payments subsequent to a specified date if the average trading price of the notes, as defined, equals 120% or more of the principal amount of the notes. The

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additional interest is paid in cash. The contingent interest provision meets the characteristics of a derivative as specified in paragraph 6 of SFAS 133. As this provision does not meet the exception provisions in SFAS 133, the Company bifurcated this embedded derivative from the host contract. The Company monitors the fair value of this embedded derivative each quarter and no accounting recognition is provided as the fair value is de minimus.

2.50% Convertible Notes

Fundamental Change Make Whole: If the note holder elects to convert the notes under specified corporate transactions that constitute a fundamental change, as defined, the conversion rate will be increased by an additional number of shares of common stock, with a specified maximum rate, based on a defined table. The Make Whole amount is intended to compensate the holder for lost time value associated with the conversion feature as was estimated at the initial issuance. Since the Make Whole amount is indexed to the share price and potentially settled in shares of the Company, the Make Whole feature is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133. The Company evaluated this provision similar to those noted in response to your Question 35. This provision meets the SFAS 133 paragraph 11(a) exception and is not required to be bifurcated from the host instrument. Specifically, the fundamental changes which allow for conversion are not based on an observable market or index and once the events occur, the settlement amount is based solely on the Company’s common stock and the conversion rate in effect; therefore, the instrument is indexed to the Company’s stock. The Company reviewed EITF 00-19 to determine if the instrument, as a freestanding instrument, would be classified in stockholders’ equity. There are no requirements to net-cash settle this provision (paragraph 12); there is an explicit limit on the number of shares to be delivered, the Company has sufficient authorized and available shares and it may deliver unregistered shares (paragraphs 14 to 24). The remaining requirements of EITF 00-19 to determine balance sheet classification (paragraphs 25 to 32) were also met. Therefore, this provision is not an embedded derivative requiring bifurcation from the host contract.

Net Share Settlement: Upon conversion, the Company will pay cash for the principal amount of the notes and will pay shares for the conversion spread. The Company’s instrument is similar to Instrument “C” within EITF 90-19. The Task Force reached a consensus that Instrument C should be accounted for like convertible debt (as a combined instrument, not bifurcated and accounted for as a

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derivative) if the conversion spread meets the requirements of EITF 00-19. The Company reviewed these requirements as noted in the table in response to your Question 35 in relation to this Net Share Settlement provision and noted that all the requirements were met, including the ability to settle in unregistered shares and there being sufficient authorized and unissued shares available. In addition, there are no circumstances where the Company is required to net-cash settle the obligation outside of those allowed in paragraphs 27 and 28 of EITF 00-19.

2.875% Convertible Notes and 2.50% Convertible Notes

Registration Rights – Predetermined Liquidated Damages: The Company will pay predetermined liquidated damages (“PLDs”) to note holders upon the occurrence of certain events. The PLDs are based on rates of 0.25% and 0.50%. These rates approximate the difference in value of registered and unregistered shares of common stock of the Company and are reflective of other required payments for high-yield debt offerings and PIPE transactions. As the rates paid are intended to approximate the fair value of the adjustments for unregistered shares, the amounts paid are not considered a penalty under EITF 00-19, paragraph 16, and separate valuation as a derivative is not required. In addition, the payment of the PLDs does not replace settlement of the conversion option. The Company believes the appropriate accounting treatment for the PLDs is to apply a SFAS 5 model and record amounts only when probable and reasonably estimable. This conclusion is consistent with FSP EITF 00-19-2 which amends SFAS 133 to state “Registration payment arrangements within the scope of FSP EITF 00-19-2, ‘Accounting for Registration Payment Arrangements,’ are not subject to the requirements of this Statement.” The Company believes that its registration payment arrangements are within the scope of FSP EITF 00-19-2.

Repurchase at the Option of the Holder: Note holders have the right to require the Company to repurchase all or a portion of the notes on a date or under specified fundamental changes (written put option). Paragraph 61(d) of SFAS 133 indicates that put options “that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments” unless two conditions are both met. The first condition is debt that “involves a substantial premium or discount.” As this provision, on a freestanding basis, does not involve a substantial premium or discount (the holder is able to recover 100% of the principal amount), the provision is deemed to be clearly and closely related to the debt instrument and no bifurcation and separate accounting is necessary (the second condition was not considered as the first condition was not met).

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December 31, 2006 10 Q

Note 6. Long-Term Debt, page 13

37.	For the warrants issued in connection with the 2.50% convertible notes in January 2007, it appears that you have valued these warrants and recorded them as equity. Tell us how you valued the warrants, the assumptions used, and why you believe that equity classification of the warrants is appropriate. The classification of the warrants should be evaluated using conditions outlined in paragraphs 12-32 to EIFT 00-19 to determine whether they represent equity instruments or liabilities.

Response: The convertible note hedge and warrant transactions (commonly referred to as a “call spread”) consisted of a purchased call option and written call option, both of which are settled in shares of the Company’s common stock. Based on the guidance in EITF 00-19, these contracts are freestanding derivative financial instruments tied to the Company’s common stock and within the scope of paragraph 6. Pursuant to paragraph 9 of the EITF, since the contracts require physical settlement in common stock (no cash settlement allowed), they should initially be classified as equity at their fair values. Subsequent classification changes would not be made to this initial classification unless the contracts would no longer be classified as equity. The Company has sufficient authorized shares to settle in shares (see table in the response to Question 35 above relating to EITF 00-19 tests, specifically paragraph 19).

The value of the call spread transaction was based on the net cash paid by the Company for the transactions ($11.8 million). The Company reviewed all of the conditions described in paragraphs 12-32 of the EITF and the other referenced literature within the EITF and noted no items that would preclude equity classification.

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10-K and December 31, 2006 10-Q

Controls and Procedures

38.	We note the statement that “A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Revise to state clearly, if true, that Headwaters’ disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Headwaters’ principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Headwaters’ disclosure controls and procedures, See section II,F.4. of Release No. 34-47896.

Response: The Company believes that its disclosures in the first and third paragraphs under “Controls and Procedures” strongly imply both 1) that the Company’s disclosure controls and procedures are designed to provide reasonable assurance, and 2) that the Company’s CEO and CFO have concluded that its disclosure controls and procedures are effective at that reasonable assurance level.

Section II.F.4. of Release No. 34-47896 states that “. . . the discussion must be presented in a manner that neither makes the disclosure in the report confusing nor renders management’s assessment concerning the effectiveness of the company’s internal control over financial reporting unclear.” The Company believes that its disclosure could be improved, but the Company also believes that it is neither highly confusing nor unclear to readers, especially when read in conjunction with the CEO and CFO certifications.] Because no other changes to either of the Company’s Form 10-K or Form 10-Q as previously filed are required, the Company proposes not to amend its Form 10-K and Form 10-Q as previously filed, but will regard your request to state more clearly the above representations in its future filings. The Company proposes using the following wording in place of the noted sentence in its future Form 10-Q and Form 10-K filings (assuming of course that such representations are valid at the time):

“A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurance of achieving their objectives.”

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In addition, the Company proposes using the following wording in place of the sentence in the third paragraph of its disclosures under “Controls and Procedures:”

“Based on their review and evaluation, and subject to the inherent limitations described above, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of [applicable date] at the above-described reasonable assurance level.”

Definitive Proxy Statement on Schedule 14A filed January 12, 2007

Security Ownership of Certain Beneficial Owners and Management, page 16

39.	Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. In future filings, identify the natural person or persons having sole or shared voting and investment control over the securities held by a beneficial owner that is a legal entity.

Response: The Company notes the Staff’s comment and confirms that future filings will identify the natural person or persons having sole or shared voting and investment control over the securities held by a beneficial owner that is a legal entity.

Transactions with Related Parties, page 17

40.	In future filings, disclose whether Headwaters believes that each of the related party transactions disclosed in this section is on terms no less favorable to Headwaters than Headwaters could obtain from an affiliated party.

Response: The Company notes the Staff’s comment and confirms that future filings will contain disclosure as to whether each of the related party transactions disclosed are on terms no less favorable to the Company than the Company could obtain an unaffiliated party.

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Shareholder Proposals, page 21

41.	In future filings, address also shareholder proposals not based on Rule 14a-8 of Regulation 14A.

Response: The Company notes the Staff’s comment and confirms that future filings will also address the treatment of shareholder proposals not based on Rule 14a-8 of Regulation 14A.

8-K dated and filed January 22, 2007

Exhibit 10.1

42.	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K require the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibits A-1 and A-2 to exhibit 10.1, refile the exhibit in its entirety.

Response: The Company will refile in its entirety Exhibit 10.1 from its Form 8-K dated January 22, 2007 in its Form 10-Q for the quarter ending March 31, 2007. This filing will include exhibits A-1 and A-2. Exhibits A-1 and A-2 both relate to the form of legal opinions delivered under the agreement filed as Exhibit 10.1 in its Form 8-K dated January 22, 2007.

*             *             *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7334.

Very truly yours,

/s/ Linda C. Williams

Linda C. Williams

cc:	Kirk A. Benson

Harlan M. Hatfield, Esq.